Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following slides were presented by John W. Thompson, Chairman and Chief Executive Officer of Symantec Corporation, during his keynote presentation at the Thomas Weisel Tech 2005 Conference held on February 7, 2005 and have been posted to a joint website hosted by Symantec and VERITAS Software Corporation.

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Delivering Information Security and Availability John W. Thompson Chairman and CEO, Symantec

Forward-Looking Statement
• This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. • Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS ‘ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.
Forward-Looking Statement	2

Where to Find Additional Information • Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523. • Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.
Additional Information	3

Business and Technology Growth Trends
Growth Trends	4	Source: Booz Allen Hamilton

The Case for Convergence
Convergence	5

Key Infrastructure Software Trends • Growth in digital assets managed by individuals and enterprises • Complexity of managing heterogeneous systems • Cost of ensuring availability and compliance with IT standards • Increasing frequency and complexity of threats in the IT infrastructure • Reduction in vulnerability exploitation time
Key Trends	6

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Profile of a Common Threat
Vulnerability Environment	7

Corporate Vision: Information Integrity
Vision	8

Broad Portfolio of Leading Infrastructure Offerings
Integrated Security Solutions Policy Compliance Incident Management Antivirus Intrusion Prevention Firewall / VPN Content Filtering Threat Intelligence Managed Security Services
Availability & Performance Management
File Systems / Volume Management Storage Resource Management Clustering & Availability Data Replication Application Performance Management DBMS Management Desktop Provisioning Software Distribution/Patch Management
Consulting and training Services
Products	9

Product Synergies
• Resilient Infrastructure
· Automatically raise the service level requirements on mission critical applications when threats are detected and restore systems in an automated fashion, accelerating time to recovery
• Email Management
· Filter spam, detect viruses, protect, archive and retrieve email with high availability
· Regulatory Compliance
· Implement policies to satisfy regulatory requirements regarding information retention and retrieval for Sarbanes-Oxley, HIPAA, GLBA, Basil II
Opportunities	10

Resilient Infrastructure
Risk Management, Change Management and Business Continuity Plans are Developed and Implemented
Product Synergies	11

Email Management Email Retention Policies, Filtering Rules and Archiving Plans are Developed and Implemented
Product Synergies	12

Regulatory Compliance
Regulatory Compliance Plans are Developed, Implemented, Maintained/Monitored and Adjusted as Required
Product Synergies	13

Complementary Sales and Channel Coverage Model
Opportunity Development
Fulfillment
Sales Opportunities	14

Customer, Partner and Channel Support for the Merger
Support for the Merger	15

Transaction Summary and Financials

Transaction Timeline
Transaction Timeline	17

Financial Performance: Trailing Twelve Month P&L ending 12/31/04
Revenue $2,427 M $2,042 M Gross Profit $2,047 M $1,735 M Gross Margin 84.3% 85.0% Operating Income $816 M $594 M Operating Margin 33.6% 29.1% Non-GAAP Net Income* $574 M $428 M
*Non-GAAP Net Income excludes expenses from the amortization of other intangibles from acquisitions, acquired in-process research and development, restructuring charges, and patent settlement charges as well as related income tax benefits. Reconciliation of GAAP to non-GAAP can be found on each company’s investor relations website.
Historical Financials	18

Financial Performance: Balance Sheet as of 12/31/04
Cash $2,944 M $2,553 M
Deferred Revenue $1,294 M $548 M
Debt $0 M $905 M
DSO 4350
Headcount 6,3167,587
Historical Financials	19

Revenue Mix: as of Quarter ended 12/31/04 Combined Revenue by Customer Mix
Combined Revenue by Geography
Historical Financials	20

Guidance • Guidance assumes the transaction closes in early April • Revenue expectation of $5 billion • Operating expenses expected to be 55% of revenue • Cost synergies of $100 million • $13 million should be realized in 1Q06, increasing through the year • Non-GAAP EPS is expected to be $0.99, excluding the amortization of deal-related intangibles, the impact of the deferred revenue write-down, restructuring charges, amortization of deferred compensation, and one-time costs associated with the merger • The transaction is expected to be accretive as compared to Thomson Financial First Call mean estimate of $0.98 on December 16, 2004 for Symantec in fiscal year 2006
Guidance	21

Investment Merits
Addresses customers’ desire to reduce the complexity and cost of managing their IT infrastructure
Broadens product portfolio across heterogeneous platforms and across all tiers of the IT infrastructure
Combines two market leading software companies and creates the fastest growing large software company
Significantly expands total market opportunity from $35 billion to $56 billion in 2007
Complementary sales and channel coverage drive revenue opportunities
Strong financials and cash flow from operations
Investment Merits	22

Thank You